SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

____________

Commission file number 333-85834

____________

The Children’s Place 401(k) Savings Plan

A. (Full title of the Plan)

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

915 Secaucus Road
Secaucus, NJ 07094
(Address of principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the year ended December 31, 2006 consists of audited financial statements of The Children’s Place 401(k) Savings Plan as of December 31, 2006 and December 31, 2005 and for the year ended December 31, 2006 and the supplemental schedule thereto. The Children’s Place 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	2-3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December31, 2006	5

Notes to Financial Statements as of December31, 2006 and 2005, and for the Year Ended
December 31, 2006	6-12

SUPPLEMENTAL SCHEDULE:

Form5500, ScheduleH, PartIV, Line4i—Schedule of Assets (Held at End of Year)
as of December31, 2006	13

SIGNATURE	14

EXHIBIT

23.1 CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	15-16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
The Children’s Place 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Children’s Place 401(k) Savings Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited the adjustment to retrospectively apply the change in accounting discussed in Note 2 to the Statement of Net Assets Available for Benefits as of December 31, 2005. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the Statement of Net Assets Available for Benefits of the Plan as of December 31, 2005 other than with respect to the adjustment and, accordingly, we do not express an opinion or any form of assurance on the Statement of Net Assets Available for Benefits as of December 31, 2005

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Amper, Politziner & Mattia, P.C.

Edison, New Jersey
June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Children’s Place 401(k) Savings Plan
Secaucus, New Jersey

We have audited, before the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, the accompanying statement of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2005 (the 2005 statement of net assets available for benefits before the effects of the adjustments discussed in Note 2 to the financial statements is not presented herein). This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

June 28, 2006

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments, at fair value	$41,399,899	$31,569,992

Receivables:
Employer contribution	-	185,777

Total Assets	41,399,899	31,755,769

LIABILITIES:
Administrative expense payable	-	10

Net assets available for benefits, at fair value	41,399,899	31,755,759
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	96,407	96,223
NET ASSETS AVAILABLE FOR BENEFITS	$41,496,306	$31,851,982

See notes to financial statements.

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$6,241,995
Employer contributions	2,628,289
Rollovers	1,171,057

Total contributions	10,041,341

Investment income:
Net appreciation in fair value of investments	2,321,518
Dividends	1,989,573
Interest	54,123

Net investment income	4,365,214

TOTAL ADDITIONS	14,406,555

DEDUCTIONS:
Benefits paid to participants	4,723,195
Administrative expenses	39,036

Total deductions	4,762,231

INCREASE IN NET ASSETS	9,644,324

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	31,851,982

End of year	$41,496,306

See notes to financial statements.

THE CHILDREN’S PLACE 401(k) SAVINGS plan

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc. (the “Company” or “Sponsor”) and its subsidiaries organized in the United States who have three months of service. Fidelity Management and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Sponsor--- The Sponsor has not filed with the Securities and Exchange Commission (the "SEC") its quarterly reports on Form 10-Q for (i) the second quarter ended July 29, 2006, (ii) the third quarter ended October 28, 2006 and (iii) the first quarter ended May 5, 2007 and its annual report on Form 10-K for the fiscal year ended February 3, 2007. Because it is not current with its SEC filings the Sponsor suspended the ability of 401(k) participants to purchase shares of its common stock until it becomes current in its SEC filing requirements.

On June 14, 2007, we received a NASDAQ Staff Determination letter from the NASDAQ Stock Market. The letter states that because the Company has not filed with the Securities and Exchange Commission its most recent Quarterly Report on Form 10-Q, which is for the quarter ended May 5, 2007, NASDAQ, pursuant to Marketplace Rule 4310(c)(14), has an additional basis for delisting the Company's securities from The NASDAQ Stock Market.

The Company had received previous determination letters indicating that the Company was not in compliance with the filing requirements for continued listing due to the Company's inability to file its Quarterly Reports on Form 10-Q for the second quarter ended July 29, 2006 and the third quarter ended October 28, 2006 and its Annual Report on Form 10-K for the fiscal year ended February 3, 2007. Currently, Nasdaq’s Listing and Hearing Review Council is reviewing the Company’s continued listing because of the Company’s failure to file such reports. The Company has made a submission to the Council in support of its continued listing while it prepares and submits the missing reports, including, as previously announced, a restatement of its financial statements, which the Company expect to complete as soon as practicable. In accordance with Marketplace Rule 4804(c), the Company may make an additional submission in regard to this additional deficiency for consideration as part of the pending review. There is no assurance that the Council will grant the Company's request for continued listing.

Contributions—Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code (“IRC”). The Company contributes 100% of the first 3% of covered compensation plus 50% of the next 2% of covered compensation that a non-highly compensated participant contributes to the Plan, and up to 50% of the first 5% of covered compensation that a highly compensated participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty-one mutual funds and The Children’s Place Retail Stores, Inc. common stock, (“The Children’s Place Common Stock”) as investment options for participants.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon. Non-highly compensated participants are also 100% vested in the Company’s contribution. For the year ended December 31, 2006, vesting in the Company’s contribution portion of highly compensated participants’ accounts was based on years of continuous service, as follows:

Years of Service	Vested Percentage
1	0%
2	25%
3	50%
4	75%
5	100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at an annual rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,574 and $3,544, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $75,994 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. This adjustment has been retrospectively applied to the amounts reported in the Statement of Net Assets Available for Benefits as of December 31, 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value and quoted market prices are used to value investments. The Fidelity Managed Income Portfolio (the “Portfolio”) is included at fair value with an adjustment to contract value. As of December 31, 2006 and 2005, the contract value of the Plan’s investment in Fidelity Managed Income Portfolio is $9,669,997 and $8,588,420, respectively.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan and the Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of December 31, 2006 and 2005, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

4.	INVESTMENT CONTRACT

The Fidelity Managed Income Portfolio’s investment objective is to seek preservation of capital and a competitive level of income over time. The Portfolio is stated at an estimated fair value based on the unit values of the underlying funds. To achieve this investment objective, the Portfolio invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. Also, the Portfolio enters into wrap contracts.

The portfolio is included in the financial statements at contract value as reported to the Plan by the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administrator of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on a portfolio’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in a portfolio or to transfer assets out of a portfolio; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; or (x) any transfer of assets from a portfolio directly to a competing option. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

A wrap issuer may terminate a wrap contract for cause at any time.

The average yield the Portfolio earned was approximately 3.89% and 3.63% at December 31, 2006 and 2005, respectively. The average yield credited to participants was approximately 4.27% and 3.65% at December 31, 2006 and 2005, respectively.

5.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

**Fidelity Equity Income Fund (105,763 shares and 98,036 shares, respectively)	$6,192,417	$5,174,353
**Fidelity Diversified International Fund (97,088 shares and 76,190 shares, respectively)	3,587,413	2,479,223
**Fidelity Mid-Cap Stock Fund (121,873 shares and 100,365 shares, respectively)	3,551,372	2,666,695
**†Fidelity Managed Income Portfolio Fund, at contract value (9,669,997 shares and 8,588,420 shares, respectively)	9,669,997	8,588,420
**The Children's Place Common Stock (32,246 shares and 35,079 shares, respectively)	2,048,277	1,733,594

All other investments	16,446,830	11,023,929

TOTAL INVESTMENTS	$41,496,306	$31,666,215

**Party-in-interest
† Fair value of the Fidelity Managed Income Portfolio as of December 31, 2006 and 2005 was $9,573,774 and $8,492,197, respectively.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$1,829,845
The Children's Place Common Stock	491,673
Net appreciation in fair value of investments	$2,321,518

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Trust Company. Fidelity Management and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 32,246 and 35,079 shares, respectively, of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer, with a cost basis of $928,599 and $885,367, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan itself has not received a determination letter from the IRS. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Form 5500 reports the Portfolio at fair value per the Form 5500 instructions; thus the fair value per the Form is reconciled herein to the contract value shown in the Statement of Net Assets Available for Benefits.

Loans to participants per the statements of net assets available for benefits differs from loans to participants per the Form 5500 as of December 31, 2006 and 2005, because certain conditions apply which cause certain loans to be reported as a deemed distribution for tax purposes. The loans are properly reported as a Plan asset for financial statement purposes as determined by the written terms of the Plan document, related Plan policies and procedures and the loan document. The distributions per the statement of changes in net assets available for benefits differs from the distributions per Form 5500 because these loans were deemed distributed for tax purposes during the current year.

Additionally, the stock purchase account is a money market account that is used as a plan-level account in the recordkeeping of the purchase and sale of fractional shares of The Children’s Place Common Stock.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available per the financial statements	$41,496,306	$31,851,982
Less: Participant loan amounts deemed distributed for tax purposes	(8,559)	(11,592)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(96,407)	-
Net assets available for benefits per Form 5500	$41,391,340	$31,840,390

The total interest required to be reported on Form 5500 includes interest bearing cash in The Children’s Place Stock Purchase Account and excludes loans that have been deemed distributed and have had no post-default payment activity. The following is a reconciliation of interest per the financial statements to Form 5500 for the year ended December 31, 2006:

2006
Interest per the financial statements	$54,123
Less: Interest on deemed distributed loans with no post- default payments	(570)
Total interest per Form 5500	$53,553

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2006:

2006

Benefits paid to participants per the financial statements	$4,723,195
Less: Prior year participant loans deemed distributed for tax purposes	(11,592)
Add: Current year participant loans deemed distributed for tax purposes	8,559
Less: Interest on deemed loans with no default payments	(570)
Less: Prior year Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(96,223)
Add: Current year Adjustment from fair value to contract value for fully benefit-responsive investment contracts	96,407

Benefit payments to participants per Form 5500	$4,719,776

******

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)				EIN: 31-1241495
AS OF DECEMBER 31, 2006				PLAN No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including	Cost	Current
	Lessor or Similar Party	Maturity Date, Rate of Interest,		Value
		Collateral, Par or Maturity Value

*	Fidelity Equity Income Fund	Mutual Fund	**	$6,192,417
*	Fidelity Investment Grade Bond Fund	Mutual Fund	**	1,881,288
*	Fidelity Blue Chip Growth Fund	Mutual Fund	**	1,893,331
*	Fidelity Low Priced Stock Fund	Mutual Fund	**	1,501,690
*	Fidelity Diversified International Fund	Mutual Fund	**	3,587,413
*	Fidelity Dividend Growth Fund	Mutual Fund	**	1,144,496
*	Fidelity Small Cap Independent Fund	Mutual Fund	**	1,056,672
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	**	3,551,372
*	Fidelity Freedom Income Fund	Mutual Fund	**	141,076
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	138,297
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	602,266
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	1,199,223
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	1,181,300
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	696,418
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	64,449
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	808,645
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	614,970
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	578,788
*	Fidelity Managed Income Portfolio	Common/Collective Fund	**	9,573,774
	Spartan US Equity Index Fund	Mutual Fund	**	917,004
	AMR Small Cap Value Fund	Mutual Fund	**	865,824
*	The Children's Place Common Stock	Common Stock	**	2,048,277
*	The Children’s Place Stock Purchase Acct.	Interest Bearing Cash	**	225
*	Loans to Participants	Loan Fund - Participant Loans at	**
		interest rates ranging from 5% to 10%
		maturity dates from 2007 to 2016		1,152,125
TOTAL INVESTMENTS				$41,391,340

*Party in interest
**Cost information is not required for participant directed investments, and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Children’s Place 401(k) Savings Plan

By:	/s/ Susan Riley
Executive Vice President, Finance & Administration